Ryan Lichtenfels

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 6, 2022

Re:	StartEngine Collectibles Fund I LLC

Post Qualification Amendment No. 11
to Offering Statement on Form 1-A

Filed May 31, 2022

File No. 024-11416

Dear Mr. Lichtenfels,

On behalf of StartEngine Collectibles Fund I LLC, I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Wednesday, June 8, 2022, or as soon thereafter as is practicable.

Sincerely,

StartEngine Collectibles Fund I LLC

By: StartEngine Assets, LLC, its managing member

By:	/s/ Johanna Cronin
Johanna Cronin
Manager